Exhibit 99.1

Sale of Spanish Businesses to CaixaBank

On 31 August 2014 Barclays Bank PLC announced it had agreed to sell its Retail Banking, Wealth and Investment Management and Corporate Banking businesses in Spain to CaixaBank S.A. (“CaixaBank”). Under the terms agreed CaixaBank will acquire Barclays Bank SAU and certain subsidiaries, which represent total assets of €22.2bn and liabilities of €20.5bn as at 30 June 2014, for a consideration of €800m (approximately £630m), payable in cash upon completion and subject to adjustment based on the statutory Net Asset Value as at 31 December 2014. The financial impacts of this transaction on the Barclays group are dependent, amongst other things, on the profitability of the businesses and foreign exchange movements up to completion, but are estimated to give rise to a loss after tax on the transaction of approximately £0.4bn to be reported in the third quarter of 2014, and a further loss of approximately £0.1bn on completion. Completion of the sale is subject to, amongst other things, regulatory approvals.